Form 40-F/A
period 2021-03-31
HIVE Blockchain Technologies Ltd.
filed 2021-10-22
CIK 1720424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

Amendment No. 1

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

Hive Blockchain Technologies Ltd. (the "Registrant" or the "Company") is filing this Amendment No. 1 on Form 40-F/A ("Amendment No. 1") to the Company's Annual Report on Form 40-F for the year ended March 31, 2021 and filed with the Securities and Exchange Commission on  September 24, 2021 (the "Original Form 40-F"). This Amendment No. 1 is being filed for the sole purpose of furnishing Exhibit 101, the XBRL interactive data file that is required by General Instruction B(15)(a) of Form 40-F and Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Registrant's Original Form 40-F in accordance with the 30-day grace period provided under Rule 405 of Regulation S-T.

No other changes have been made to the Original Form 40-F other than the furnishing of the exhibit described above. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F, and does not reflect events that may have occurred subsequent to such filing.

Exhibit Number	Description

99.1*	Annual Information Form for the Registrant for the year ended March 31, 2021
99.2*	Audited Consolidated Financial Statements for the year ended March 31, 2021
99.3*	Management's Discussion and Analysis for the year ended March 31, 2021
99.4*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8*	Consent of Davidson & Company LLP
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*Previously filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIVE BLOCKCHAIN TECHNOLOGIES LTD

/s/ Darcy Daubaras
Name:	Darcy Daubaras
Title:	Chief Financial Officer

Date: October 20, 2021