Form 40-F
period 2022-03-31
HIVE Blockchain Technologies Ltd.
filed 2022-07-22
CIK 1720424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2022

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
  our ability to keep pace with technology changes and competitive conditions;
  other risks and uncertainties related to our business plan and business strategy; and
  the impact on the world economy of coronavirus ("COVID-19").

The forward-looking statements in this Annual Report and the exhibits incorporated by reference herein, are based on what the Company currently believes are reasonable assumptions, including assumptions related to the following:

  the business and economic conditions affecting the Company's operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;
  the Company's ability to profitably generate cryptocurrencies;
  the Company's ability to successfully acquire and maintain required regulatory licenses and qualifications;
  historical prices of cryptocurrencies;
  the emerging cryptocurrency and blockchain markets and sectors;
  the Company's ability to maintain good business relationships;
  the Company's ability to manage and integrate acquisitions;

  the Company's ability to identify, hire and retain key personnel;
  the Company's ability to raise sufficient debt or equity financing to support the Company's continued growth;
  the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company's business;
  the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;
  continued maintenance and development of cryptocurrency mining facilities;
  continued growth in usage and in the blockchain for various applications;
  continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;
  the absence of adverse regulation or law; and
  the absence of material changes in the legislative, regulatory or operating framework for the Company's existing and anticipated business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company's ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

  the Company's cryptocurrency inventory may be exposed to cybersecurity threats and hacks;
  regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations;
  the value of cryptocurrencies may be subject to volatility and momentum pricing risk;
  cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure;
  possibility of less frequent or cessation of monetization of cryptocurrencies;
  limited history of de-centralized financial system;
  cryptocurrency network difficulty and impact of increased global computing power;
  banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment;
  the impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain;
  economic dependence on regulated terms of service and electricity rates risks;
  political and regulatory risks;
  permits and licenses;
  server failures;
  global financial conditions;
  tax consequences;
  environmental regulations;
  environmental liability;
  the further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate;
  acceptance and/or widespread use of cryptocurrency is uncertain;
  possibility of the Ether algorithm transitioning to proof of stake validation;
  the Company may be required to sell its inventory of cryptocurrency to pay suppliers;
  facility developments;
  the Company's operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies;
  the Company's coins may be subject to loss, theft or restriction on access;
  incorrect or fraudulent coin transactions may be irreversible;
  if the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations;
  the price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets;
  risk related to technological obsolescence and difficulty in obtaining hardware;

  risks related to insurance;
  Bitcoin halving events;
  transactional fees and demand for Bitcoin;
  future profits/losses and production revenues/expenses;
  property and other insurance risks;
  there is a risk of serious malfunctions in servers or central processing units and/or their collapse;
  hazards associated with high-voltage electricity transmission and industrial operations may result in suspension of our operations or the imposition of civil or criminal penalties;
  limited operating history;
  future capital needs, uncertainty of additional financing and dilution;
  management of growth;
  additional funding requirements and dilution;
  loss of key employees & contractors;
  pandemics and COVID-19;
  conflicts of interest;
  liquid market for securities;
  dividends;
  interest rate risk;
  currency exchange risk; and
  trading price of common shares and volatility;

Applicable risks and uncertainties include, but are not limited to, those identified: under the heading "Risk Management" in each of the Registrant's Management's Discussion & Analysis for the year ended March 31, 2022 attached hereto as Exhibit 99.3 and under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended March 31, 2022, attached hereto as Exhibit 99.1, and all of the foregoing incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained this Annual Report and the exhibits incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this Annual Report and the exhibits incorporated by reference herein represents the expectations of the Registrant as of the date of this Annual Report or the applicable exhibit incorporated by reference herein and, accordingly, is subject to change after such date. Additionally, the safe harbor provided in Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), applies to forward-looking information provided pursuant to "Off-Balance Sheet Arrangements" and "Tabular Disclosure of Contractual Obligations" in this annual report. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

CURRENCY

Unless otherwise indicated, all amounts in this annual report are in United States dollars.

ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the year ended March 31, 2022 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant's audited annual consolidated financial statements for the year ended March 31, 2022, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Registrant's Management's Discussion and Analysis for the year ended March 31, 2022 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

Prior to the filing of this annual report and under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer, with the assistance of a Sarbanes Oxley expert consultant, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the last day of the period covered by this annual report.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit is recorded, processed, summarized and reported within the time periods specified by IFRs and PCAOB standards. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management assessed the effectiveness of our internal control over financial reporting as of the last day of the period covered by this report. In making this assessment, our management, with the assistance of a consultant, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on our evaluation under the COSO Framework, our management concluded that a deficiency in the operating effectiveness of the internal controls represented a material weakness in our internal control over financial reporting and, therefore, the Company did not maintain effective internal controls over financial reporting as of March 31, 2022.

The material weakness present relates to the improper designed control procedures for review of complex accounting and financial reporting issues in the valuation of the derivative liability and impairment testing of goodwill and intangible assets. The combination of control deficiencies that resulted in these material weaknesses were related to insufficient resources to properly execute the designed controls or perform an effective review over certain manual controls related to the financial statement close process.

The principal weakness is a need for additional senior accounting personnel for accounting management and oversight.  One member of our accounting staff (who joined as part of the acquisition of GPU 1 in New Brunswick) resigned and left the industry during the relevant period.  The Company subsequently hired a new senior accounting manager in the 4th quarter of fiscal 2022 and is looking to hire another person with a certified public accountant’s skill set in order to rectify this deficiency and ensure best practices in accounting management and oversight going forward.  In addition to adding accounting staff, the Company also has engaged financial consultants with expertise in the crypto industry.  Their contribution is ongoing as of the filing of this annual report in Canada and the United States.

In particular, management believes that this staffing weakness gave rise to the failure of the Company to identify an error in the calculation of the fair value, and therefore the allocation of value, of convertible debentures issued in the fiscal 2021 period.  The Company’s accounting team later identified an incorrect share price that was used in the valuation of a liability using the Black Scholes model. The fair value of a derivative noncash liability was increased by $6,319,247 with a corresponding charge to the consolidated statement of income and comprehensive income.  The error had a noncash impact on the consolidated statement of financial position as at March 31, 2021, giving rise to the restatement for that period contained in this annual report.

In addition, there were certain estimates used in the model for impairment of goodwill and intangible assets utilized certain estimates which were not subject to the Company’s manual review process and resulted in an impairment charge of $13,330,029 over goodwill and intangible assets.

Inherent Limitations of the Effectiveness of Internal Control

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. As we go forward in the current fiscal year, our internal controls over financial reporting increasingly will give effect to those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent or detect all errors and all fraud, even with the enhancements we have, and continue to, put in place.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

As of the fiscal year ended March 31, 2022, the Registrant qualifies as an "emerging growth company" under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the "JOBS Act"). Under the JOBS Act, "emerging growth companies" are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company's registered public accounting firm provide an attestation report relating to management's assessment of internal control over financial reporting. The Registrant qualifies as an "emerging growth company" and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

Identification of the Audit Committee

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. During the year ended March 31, 2022, the Company's Audit Committee was comprised of Marcus New, Dave Perrill and Frank Holmes. Subsequent to the period covered by this Annual Report, on June 16, 2022 Mr. Holmes resigned from the Audit Committee and was replaced by Susan McGee. Mr. New, Mr. Perrill and Ms. McGee are considered independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules. Mr. Holmes, by virtue of his position as Chief Executive Officer of the Company, was not considered independent and served as a member of our audit committee pursuant to the exemption from such independence requirements set forth in SEC Rule 10A-3(b)(1)(iv)(2). We believe that the Company's reliance on such exemption did not materially adversely affect the ability of the audit committee to act independently.

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

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. Since adopted by the Company, and until March 31, 2022, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar function.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Davidson & Company LLP for professional services rendered for the fiscal period ended March 31, 2022 and March 31, 2021. During this period, Davidson & Company LLP was the Registrant's only external auditor.

(in Canadian dollars)	Year ended March 31, 2022	Year ended March 31, 2021
Audit Fees	CAD$375,000.00	CAD$302,700.00
Audit-Related Fees	CAD$75,000.00	CAD$ 50,000.00
Tax Fees	Nil	Nil
All Other Fees	CAD$77,500.00	CAD$ 30,000.00
Total Fees Paid	CAD$527,500.00	CAD$ 382,700.00

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At March 31, 2022, the Registrant had the following contractual obligations outstanding:

Contractual Obligations		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	$30,316,337	$5,135,073	$9,516,127	$4,964,201	$10,700,936
Capital Finance Lease Obligations	$Nil	-	-	-	-
Operating Lease Obligations	$14,455,466	$2,774,087	$5,535,148	$4,810,730	$1,335,501

Purchase Obligations	$64,677,526	$62,827,855	$1,849,671	-	-
Other Long Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	$Nil	-	-	-	-
Total	$109,449,329	$70,737,015	$16,900,946	$9,774,931	$12,036,437

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

BOARD DIVERSITY MATRIX

The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by NASDAQ Rule 5606.

Board Diversity Matrix (As of July 21, 2022)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2022.

MINE SAFETY DISCLOSURE

None.

DISCLOSURE REGARIDNG FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

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

Exhibit Number	Description
99.1	Annual Information Form for the Registrant for the year ended March 31, 2022
99.2	Audited Consolidated Financial Statements for the year ended March 31, 2022
99.3	Management's Discussion and Analysis for the year ended March 31, 2022
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Davidson & Company LLP
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIVE BLOCKCHAIN TECHNOLOGIES LTD

/s/ Darcy Daubaras
Name:	Darcy Daubaras
Title:	Chief Financial Officer

Date: July 21, 2022