Form 40-F
period 2023-03-31
HIVE Blockchain Technologies Ltd.
filed 2023-06-30
CIK 1720424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2023

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

HIVE Blockchain Technologies Ltd. (the "Company," the "Registrant," "we" or "us") is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report on Form 40-F contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the market in which we operate, our beliefs and our Management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimate," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict or assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Any investment in our common shares involves a high degree of risk. In particular, each of the following risks may materially and adversely affect our business objective, plan of operation and financial condition. These risks may cause the market price of our common shares to decline, causing investors to lose some or all of their investments in the Company. . our ability to achieve and maintain profitability, which depends to a large degree on factors we cannot control, including the value of cryptocurrencies, our electricity costs, the availability of equipment and the related supply chain for graphics processing chips and regulatory changes;

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
  energy costs in the regions where we operate may increase;
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
  international conflict;
  tax decisions with respect to the Company's subsidiaries;
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

Applicable risks and uncertainties include, but are not limited to, those identified: under the heading "Risk Management" in each of the Registrant's Management's Discussion & Analysis for the year ended March 31, 2023 attached hereto as Exhibit 99.3 and under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended March 31, 2023, attached hereto as Exhibit 99.1, and all of the foregoing incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained this Annual Report and the exhibits incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this Annual Report and the exhibits incorporated by reference herein represents the expectations of the Registrant as of the date of this Annual Report or the applicable exhibit incorporated by reference herein and, accordingly, is subject to change after such date. Additionally, the safe harbor provided in Section 21E of Exchange Act, and Section 27A of the Securities Act), applies to forward-looking information provided pursuant to "Off-Balance Sheet Arrangements" and "Tabular Disclosure of Contractual Obligations" in this Annual Report. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

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

CURRENCY

Unless otherwise indicated, all amounts in this Annual Report on Form 40-F are in United States dollars.

ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the year ended March 31, 2023 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant's audited annual consolidated financial statements for the year ended March 31, 2023, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Registrant's Management's Discussion and Analysis for the year ended March 31, 2023 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, the Registrant carried out an evaluation, under the supervision of the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Registrant's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report, the Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Registrant's principal executive officer and principal financial officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Internal Control Over Financial Reporting

Management of the Registrant, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of "internal control over financial reporting" as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and the Chief Financial Officer, have assessed the effectiveness of the Registrant's internal control over financial reporting in accordance with Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, have determined that the Registrant's internal control over financial reporting was effective as of March 31, 2023.

Changes in Internal Control Over Financial Reporting

Positive changes were made in the Registrant’s design of internal controls over financial reporting during the year ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal controls over financial reporting.  As a result of the Registrant hiring an additional member to its internal accounting department during the fiscal quarter ended March 31, 2023, making two new members hired in the last year, the Registrant has been able to perform regular reconciliations and review of complex accounting and financial reporting issues.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

As of the fiscal year ended March 31, 2023, the Registrant qualifies as an "emerging growth company" under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the "JOBS Act"). Under the JOBS Act, "emerging growth companies" are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company's registered public accounting firm provide an attestation report relating to management's assessment of internal control over financial reporting. The Registrant qualifies as an "emerging growth company" and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

Identification of the Audit Committee

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. During the year ended March 31, 2023, the following individuals served on Company's Audit Committee: Marcus New, Dave Perrill, Frank Holmes and Susan McGee. On June 16, 2022, Mr. Holmes resigned from the Audit Committee and was replaced by Susan McGee. Mr. New, Mr. Perrill and Ms. McGee are considered independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules. Mr. Holmes, by virtue of his position as Chief Executive Officer of the Company, was not considered independent and served as a member of our audit committee pursuant to the exemption from such independence requirements set forth in SEC Rule 10A-3(b)(1)(iv)(2). We believe that the Company's reliance on such exemption did not materially adversely affect the ability of the audit committee to act independently.

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

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. Since adopted by the Company, and until March 31, 2023, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar function.

8

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Davidson & Company LLP for professional services rendered for the fiscal period ended March 31, 2023 and March 31, 2022. During this period, Davidson & Company LLP was the Registrant's only external auditor.

(in Canadian dollars)	Year ended March 31, 2023	Year ended March 31, 2022
Audit Fees	CAD$578,000	CAD$375,000
Audit-Related Fees	CAD$123,600	CAD$75,000
Tax Fees	Nil	Nil
All Other Fees	CAD$160,000	CAD$77,500
Total Fees Paid	CAD$861,600	CAD$527,500

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At March 31, 2023, the Registrant had the following contractual obligations outstanding:

Contractual Obligations		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	$25,115,820	$4,976,876	$8,456,804	$2,572,990	$9,109,150
Capital Finance Lease Obligations	$Nil	-	-	-	-
Operating Lease Obligations	$11,785,874	$2,863,593	$5,657,908	$3,017,765	$246,608
Purchase Obligations	$8,947,944	$8,947,944	-	-	-
Other Long Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	$Nil	-	-	-	-
Total	$45,849,638	$16,788,413	$14,114,712	$5,590,755	$9,355,758

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

BOARD DIVERSITY MATRIX

The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by NASDAQ Rule 5606.

Board Diversity Matrix (As of June __, 2023)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2023.

MINE SAFETY DISCLOSURE

None.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with its Common Shares.

Exhibit Number	Description
99.1	Annual Information Form for the Registrant for the year ended March 31, 2023
99.2	Audited Consolidated Financial Statements for the year ended March 31, 2023
99.3	Management's Discussion and Analysis for the year ended March 31, 2023
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Davidson & Company LLP
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIVE BLOCKCHAIN TECHNOLOGIES LTD

/s/ Darcy Daubaras
Name:	Darcy Daubaras
Title:	Chief Financial Officer

Date: June 29, 2023