Form 40-F
period 2024-03-31
HIVE Digital Technologies Ltd.
filed 2024-06-24
CIK 1720424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2024

Commission File Number 001-40398

HIVE DIGITAL TECHNOLOGIES LTD.

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

HIVE Digital Technologies Ltd. (the "Company," the "Registrant," "we" or "us") is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this "Annual Report") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

This Annual Report is incorporated by reference into the Registrant's Registration Statement on Form F-10, which was filed with the Securities and Exchange Commission on August 17, 2023 (File No. 333- 274054).

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 40-F contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the market in which we operate, our beliefs and our Management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimate," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict or assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Any investment in our common shares involves a high degree of risk. In particular, each of the following risks may materially and adversely affect our business objective, plan of operation and financial condition. These risks may cause the market price of our common shares to decline, causing investors to lose some or all of their investments in the Company, our ability to achieve and maintain profitability, which depends to a large degree on factors we cannot control, including the value of cryptocurrencies, our electricity costs, the availability of equipment and the related supply chain for graphics processing chips and regulatory changes; high volatility in the value of cryptocurrencies generally and in the value of Bitcoin particularly, and the effect of such volatility on our ability to operate profitably; changes in the regulatory and legal environments in the countries and Canadian Provinces in which we operate may lead to future challenges to operating our business or may subject our business to added costs with the result that some or all of our operating facilities become less profitable or unprofitable altogether; changes in United States tax laws may impose burdensome reporting or regulation on our operations; risks related to our failure to continue to obtain financing on a timely basis and on acceptable terms; our ability to keep pace with technology changes and competitive conditions; other risks and uncertainties related to our business plan and business strategy; and the impact on the world economy of pandemics.

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
  political and regulatory risks;
  permits and licenses;
  server failures;
  global financial conditions;
  tax consequences;
  Passive Foreign Investment Company regulations could affect U.S. shareholders;
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
  pandemics;
  conflicts of interest;
  liquid market for securities;
  dividends;
  interest rate risk;
  currency exchange risk; and
  trading price of common shares and volatility;

Applicable risks and uncertainties include, but are not limited to, those identified: under the heading "Risk Management" in each of the Registrant's Management's Discussion & Analysis for the year ended March 31, 2024 attached hereto as Exhibit 99.3 and under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended March 31, 2024, attached hereto as Exhibit 99.1, and all of the foregoing incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained this Annual Report and the exhibits incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this Annual Report and the exhibits incorporated by reference herein represents the expectations of the Registrant as of the date of this Annual Report or the applicable exhibit incorporated by reference herein and, accordingly, is subject to change after such date. Additionally, the safe harbor provided in Section 21E of Exchange Act, and Section 27A of the Securities Act), applies to forward-looking information provided pursuant to "Off-Balance Sheet Arrangements" and "Tabular Disclosure of Contractual Obligations" in this Annual Report. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

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

ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the year ended March 31, 2024 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant's audited annual consolidated financial statements for the year ended March 31, 2024, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Registrant's Management's Discussion and Analysis for the year ended March 31, 2024 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Internal Control Over Financial Reporting

Management of the Registrant, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of "internal control over financial reporting" as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and the Chief Financial Officer, have assessed the effectiveness of the Registrant's internal control over financial reporting in accordance with Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, have determined that the Registrant's internal control over financial reporting was effective as of March 31, 2024.

Changes in Internal Control Over Financial Reporting

Management has not identified any change in the Registrant's internal control over financial reporting that occurred during the fiscal year ending March 31, 2024, that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

As of the fiscal year ended March 31, 2024, the Registrant qualifies as an "emerging growth company" under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the "JOBS Act"). Under the JOBS Act, "emerging growth companies" are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company's registered public accounting firm provide an attestation report relating to management's assessment of internal control over financial reporting. The Registrant qualifies as an "emerging growth company" and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

AUDIT COMMITTEE

Identification of the Audit Committee

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. During the year ended March 31, 2024, the following individuals served on Company's Audit Committee: Marcus New, Dave Perrill, and Susan McGee. All of the members of the Audit Committee are considered independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

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

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of, and consultants to, the Company (the "Code"). The Code is posted on the Company's website at https://www.hivedigitaltechnologies.com/corporate/governance/. The Code meets the requirements for a "code of ethics" within the meaning of that term in General Instruction 9(b) of Form 40-F.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. Since adopted by the Company, and until March 31, 2024, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar function.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Davidson & Company LLP for professional services rendered for the fiscal period ended March 31, 2024 and March 31, 2023. During this period, Davidson & Company LLP was the Registrant's only external auditor.

(in Canadian dollars)	Year ended March 31, 2024	Year ended March 31, 2023
Audit Fees	CAD$742,500	CAD$578,000
Audit-Related Fees	CAD$128,250	CAD$123,600
Tax Fees	Nil	Nil
All Other Fees	CAD$140,000	CAD$160,000
Total Fees Paid	CAD$1,010,750	CAD$861,600

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At March 31, 2024, the Registrant had the following contractual obligations outstanding:

Contractual Obligations		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	$21,632,000	$6,125,000	$6,422,00	$2,485,000	$6,000,000
Capital Finance Lease Obligations	$Nil	-	-	-	-
Operating Lease Obligations	$9,070,000	$2,938,000	$4,879,000	$1,253,000	-
Purchase Obligations	$5,838,000	$5,838,000	-	-	-
Other Long Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	$Nil	-	-	-	-
Total	$36,540,000	$14,901,000	$11,301,000	$3,738,000	$6,600,000

NASDAQ CORPORATE GOVERNANCE PRACTICES

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on the TSX Venture Exchange and Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in of the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the NASDAQ corporate governance requirement(s), either on its website or in its annual filings with the SEC. A description of the significant ways in which the Company's corporate governance practices differ from those followed by domestic companies pursuant to the applicable NASDAQ Listing Rules is available on the Company's website at https://www.hivedigitaltechnologies.com/corporate/governance/

BOARD DIVERSITY MATRIX

The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by NASDAQ Rule 5606.

Board Diversity Matrix (As of June 21, 2024)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2024.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Registrant has adopted a compensation recovery policy (the "Clawback Policy") as required by Nasdaq listing standards and pursuant to Rule 10D-1 of the Exchange Act. A copy of the Clawback Policy attached to hereto as Exhibit 97.

At no time during or after the fiscal year ended March 31, 2024, was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of March 31, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

MINE SAFETY DISCLOSURE

None.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

Exhibit Number	Description
97.1	Clawback Policy
99.1	Annual Information Form for the Registrant for the year ended March 31, 2024
99.2	Audited Consolidated Financial Statements for the year ended March 31, 2024
99.3	Management's Discussion and Analysis for the year ended March 31, 2024
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Davidson & Company LLP
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIVE DIGITAL TECHNOLOGIES LTD.

/s/ Darcy Daubaras
Name:	Darcy Daubaras
Title:	Chief Financial Officer

Date: June 24, 2024