Form 40-F/A
period 2024-03-31
HIVE Digital Technologies Ltd.
filed 2024-06-26
CIK 1720424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

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

HIVE Digital Technologies Ltd. (the “Company,” the “Registrant,” “we” or “us”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this Annual Report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.\The Company is filing this Amendment No. 1 (this “Amendment” or “Amendment No. 1”) to its Annual Report on Form 40-F for the fiscal year ended March 31, 2024, which was filed with the Securities and Exchange Commission on  June 24, 2024 (the “Original Annual Report”), for the purpose of including information that was inadvertently omitted from the Company’s Annual Information Form for the year ended March 31, 2024 and filed as Exhibit 99.1 to the Original Report (the “Original AIF”).  Specifically, the AIF has been amended to:  (1) replace the first sentence under the heading “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Fiscal 2023 – Growth of HPC Business” with the following sentence “The Company previously expressed its intent to expand its HPC line of operations by a factor of 10, which meant the approximately 450 GPUs which were operating in the Company’s beta test in early calendar year 2023 would be expanded to 4,800 GPUs operating in the HPC business unit.”; (2) add certain data relating to the historical prices and volumes of HIVE’s common shares missing in the tables contained under the heading “MARKET FOR SECURITIES – Trading Price and Volume;” (3) correct the stock symbol under which the common shares of the Company trade on the Frankfurt Stock Exchange from “HBFA.F” to “FO0.F”; and (4) append the audit committee charter of the Company to the Original AIF as Schedule “A”. Accordingly, attached as Exhibit 99.1 to this Amendment is an Amended Annual Information Form for the year ended March 31, 2024 (the “Amended AIF”) that corrects the foregoing items. Also, the cover page to this Amendment includes the number of issued and outstanding shares of the Company’s common stock as of the date of the Original Annual Report, which was inadvertently omitted from same.

This Amendment No. 1 consists of a cover page, this explanatory note, the exhibit index, the signature page, and the Amended AIF. This Amendment also includes new certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Sections 302 and 906 of the U.S. Sarbanes-Oxley Act of 2002, and a new consent of Davidson & Company, LLP, the Company’s auditors.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend, modify or restate any other information contained in the Original Annual Report nor does this Amendment reflect any events that have occurred after the Original Annual Report was filed.

This Amendment No. 1 is incorporated by reference into the Registrant's Registration Statement on Form F-10, which was filed with the Securities and Exchange Commission on August 17, 2023 (File No. 333- 274054).

Exhibit Number	Description
97.1	Clawback Policy*
99.1	Annual Information Form for the Registrant for the year ended March 31, 2024†
99.2	Audited Consolidated Financial Statements for the year ended March 31, 2024*
99.3	Management's Discussion and Analysis for the year ended March 31, 2024*
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended†
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended†
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†
99.8	Consent of Davidson & Company LLP†
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*  Previously filed
†   Filed herewith

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registrant’s Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

HIVE DIGITAL TECHNOLOGIES LTD.

/s/ Darcy Daubaras
Name:	Darcy Daubaras
Title:	Chief Financial Officer

Date: June 25, 2024