Form 40-F
period 2025-03-31
HIVE Digital Technologies Ltd.
filed 2025-06-26
CIK 1720424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2025

Commission File Number 001-40398

HIVE DIGITAL TECHNOLOGIES LTD.

(Exact Name of the Registrant as Specified in its Charter)

British Columbia, Canada (Province or Other Jurisdiction of Incorporation or Organization	7374 (Primary Standard Industrial Classification Code)	N/A (I.R.S. Employer Identification No.)

Suite 128, 7900 Callaghan Road

San Antonio, Texas 78229 United States of America

(Address and Telephone number of Registrant's principal executive offices)

Corporation Service Company

19 West 44th Street, Suite 200

New York, NY 10036,
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	HIVE	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.   165,615,186 shares of the Registrant’s common stock were outstanding as of March 31, 2025.

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

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

This Annual Report is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 30, 2024 (File No. 333-282395), as amended or supplemented.

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

The forward-looking statements in this Annual Report and the exhibits incorporated by reference herein, are based on what the Company currently believes are reasonable assumptions, including assumptions related to the following:

• the business and economic conditions affecting the Company's operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

• the Company's ability to profitably generate cryptocurrencies;

• the Company's ability to successfully acquire and maintain required regulatory licenses and qualifications;

• historical prices of cryptocurrencies;

• the emerging cryptocurrency and blockchain markets and sectors;

• the Company's ability to maintain good business relationships;

• the Company's ability to manage and integrate acquisitions;

• the Company's ability to identify, hire and retain key personnel;

• the Company's ability to raise sufficient debt or equity financing to support the Company's continued growth;

• the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company's business;

• the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;

• continued maintenance and development of cryptocurrency mining facilities;

• continued growth in usage and in the blockchain for various applications;

• continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;

• the absence of adverse regulation or law; and

• the absence of material changes in the legislative, regulatory or operating framework for the Company's existing and anticipated business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company's ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

• the Company's cryptocurrency inventory may be exposed to cybersecurity threats and hacks;

• regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations;

• the value of cryptocurrencies may be subject to volatility and momentum pricing risk.

• cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure;

• energy costs in the regions where we operate may increase;

• risks related to HPC businesses;

• possibility of less frequent or cessation of monetization of cryptocurrencies;

• limited history of de-centralized financial system;

• cryptocurrency network difficulty and impact of increased global computing power;

• banks may not provide banking services, or may cut off banking services, to businesses; that provide cryptocurrency-related services or that accept cryptocurrencies as payment;

• the impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain;

• political and regulatory risk;

• changes to tax laws;

• permits and licences;

• server failures;

• global financial conditions;

• tax consequences;

• we are currently, and may in the future be, subject to tax audits that may result adverse consequences to our business, financial condition and results of operations;

• passive foreign investment Company regulations could affect U.S. shareholders;

• environmental regulations;

• environmental liability;

• the further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate;

• acceptance and/or widespread use of cryptocurrency is uncertain;

• the Company may be required to sell its inventory of cryptocurrency to pay suppliers;

• facility developments;

• the Company's operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies;

• the Company's coins may be subject to loss, theft or restriction on access;

• incorrect or fraudulent coin transactions may be irreversible;

• if the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations;

• the price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets;

• risk related to technological obsolescence and difficulty in obtaining hardware;

• risks related to insurance;

• transactional fees and demand for bitcoin;

• future profits/losses and production revenues/expenses;

• property and other insurance risks;

• hazards associated with high-voltage electricity transmission and industrial operations may result in suspension of our operations or the imposition of civil or criminal penalties;

• international conflict;

• energy tariffs in Paraguay;

• development and growth of the hive Paraguay facilities and other infrastructure projects;

• imposition of U.S. tariffs;

• risk of potential adverse U.S. federal income tax consequences to 10% or greater united states shareholders;

• transfer pricing;

• the 2028 bitcoin halving;

• tax decision in respect of the Company’s subsidiaries;

• limited operating history;

• future capital needs, uncertainty of additional financing and dilution;

• management of growth;

• additional funding requirements and dilution;

• loss of key employees & contractors;

• pandemics;

• conflicts of interest;

• liquid market or securities;

• dividends;

• interest rate risk;

• currency exchange risk;

• trading price of common shares and volatility;

• risks related to our status as a foreign private issuer;

• regulatory changes or actions may restrict the use of cryptocurrencies or the operation of cryptocurrency networks in a manner adverse to our business;

• legal proceedings;

• classification of bitcoin or other cryptocurrencies as an investment security or commodity; and

• uncertainty in accounting standards for bitcoin and other cryptocurrencies may lead to financial restatements and business disruptions.

Applicable risks and uncertainties include, but are not limited to, those identified: under the heading “Risk Management” in each of the Registrant’s Management’s Discussion & Analysis for the year ended March 31, 2025 attached hereto as Exhibit 99.3 and under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended March 31, 2025, attached hereto as Exhibit 99.1, and all of the foregoing incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained this Annual Report and the exhibits incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this Annual Report and the exhibits incorporated by reference herein represents the expectations of the Registrant as of the date of this Annual Report or the applicable exhibit incorporated by reference herein and, accordingly, is subject to change after such date. Additionally, the safe harbor provided in Section 21E of Exchange Act, and Section 27A of the Securities Act), applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Annual Report. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in conformity with accounting principles generally accepted in the United States of America.

CURRENCY

Unless otherwise indicated, all amounts in this Annual Report on Form 40-F are in United States dollars.

ANNUAL INFORMATION FORM

The Registrant's Annual Information Form for the year ended March 31, 2025 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant's audited annual consolidated financial statements for the year ended March 31, 2025, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Registrant's Management's Discussion and Analysis for the year ended March 31, 2025 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

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

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Internal Control Over Financial Reporting

Management of the Registrant, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of "internal control over financial reporting" as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and the Chief Financial Officer, have assessed the effectiveness of the Registrant's internal control over financial reporting in accordance with Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, have determined that the Registrant's internal control over financial reporting was effective as of March 31, 2025.

Changes in Internal Control Over Financial Reporting

Management has not identified any change in the Registrant's internal control over financial reporting that occurred during the fiscal year ending March 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

As of the fiscal year ended March 31, 2025, the Registrant qualifies as an "emerging growth company" under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the "JOBS Act"). Under the JOBS Act, "emerging growth companies" are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company's registered public accounting firm provide an attestation report relating to management's assessment of internal control over financial reporting. The Registrant qualifies as an "emerging growth company" and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

AUDIT COMMITTEE

Identification of the Audit Committee

The Board of Directors has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5602(c) of the NASDAQ Stock Market Rules. During the year ended March 31, 2025, the following individuals served on Company's Audit Committee: Marcus New, Dave Perrill, and Susan McGee. All of the members of the Audit Committee are considered independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules.

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

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. Since adopted by the Company, and until March 31, 2025, the Company did not waive or implicitly waive any provision of the Code with respect to any of the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar function.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Registrant by Davidson & Company LLP for professional services rendered for the fiscal period ended March 31, 2025 and March 31, 20234. During this period, Davidson & Company LLP was the Registrant's only external auditor.

(in Canadian dollars)	Year ended March 31, 2025	Year ended March 31, 2024
Audit Fees	CAD$675,000	CAD$742,500
Audit-Related Fees	CAD$141,075	CAD$128,250
Tax Fees	Nil	Nil
All Other Fees	CAD$200,500	CAD$140,000
Total Fees Paid	CAD$1,016,575	CAD$1,010,750

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

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Management's Discussion and Analysis – Liquidity and Capital Resources” contained in Exhibit 99.3 is incorporated by reference herein.

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

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2025.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Registrant has adopted a compensation recovery policy (the "Clawback Policy") as required by Nasdaq listing standards and pursuant to Rule 10D-1 of the Exchange Act. A copy of the Clawback Policy attached to hereto as Exhibit 97.

At no time during or after the fiscal year ended March 31, 2025, was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of March 31, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

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

EXHIBIT INDEX

Exhibits 99.1, 99.2, 99.3 and 99.8 of this Annual Report on Form 40-F are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on September 30, 2024 (File No. 333-282395), as amended or supplemented.

Exhibit Number	Description
97.1	Clawback Policy
99.1	Annual Information Form for the Registrant for the year ended March 31, 2025
99.2	Audited Consolidated Financial Statements for the year ended March 31, 2025
99.3	Management's Discussion and Analysis for the year ended March 31, 20245
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Davidson & Company LLP
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIVE DIGITAL TECHNOLOGIES LTD.

/s/ Darcy Daubaras
Name:	Darcy Daubaras
Title:	Chief Financial Officer

Date: June 25, 2025